UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Biglari Holdings Inc.

(Name of issuer)

Common Stock, $0.50 stated value

(Title of class of securities)

08986R101

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 08986R101	Page 2 of 9 Pages

(1)	Names of reporting persons KOVITZ INVESTMENT GROUP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 44,128
(7) Sole dispositive power 0
(8) Shared dispositive power 78,719
(9)	Aggregate amount beneficially owned by each reporting person 78,719
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

5.5% of the outstanding shares (based on 1,433,029 shares of Common Stock outstanding as of January 25, 2012, as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on January 27, 2012)

(12)	Type of reporting person (see instructions) IA/OO

SCHEDULE 13G

CUSIP No. 08986R101	Page 3 of 9 Pages

(1)	Names of reporting persons MITCHELL A. KOVITZ
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 239
(6) Shared voting power 44,128
(7) Sole dispositive power 0
(8) Shared dispositive power 78,719
(9)	Aggregate amount beneficially owned by each reporting person 78,719
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

5.5% of the outstanding shares (based on 1,433,029 shares of Common Stock outstanding as of January 25, 2012, as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on January 27, 2012)

(12)	Type of reporting person (see instructions) IN/HC

SCHEDULE 13G

CUSIP No. 08986R101	Page 4 of 9 Pages

(1)	Names of reporting persons JONATHAN A. SHAPIRO
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 77
(6) Shared voting power 44,128
(7) Sole dispositive power 0
(8) Shared dispositive power 78,719
(9)	Aggregate amount beneficially owned by each reporting person 78,719
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)

Percent of class represented by amount in Row (9)

5.5% of the outstanding shares (based on 1,433,029 shares of Common Stock outstanding as of January 25, 2012, as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on January 27, 2012)

(12)	Type of reporting person (see instructions) IN/HC

CUSIP No. 08986R101	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

Biglari Holdings Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

17802 IH 10 West, Suite 400

San Antonio, TX 78257

Item 2(a).	Name of Person(s) Filing:

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Kovitz Investment Group, LLC

115 S. LaSalle St., 27th Floor

Chicago, IL 60603

Mitchell A. Kovitz

115 S. LaSalle St., 27th Floor

Chicago, IL 60603

Jonathan A. Shapiro

115 S. LaSalle St., 27th Floor

Chicago, IL 60603

Item 2(c).	Citizenship or Place of Organization:

Incorporated by reference to Item 4 of the cover page pertaining to each Reporting Person.

Item 2(d).	Title of Class of Securities:

Common Stock, stated value $0.50 per share (the “Common Stock”).

Item 2(e).	CUSIP Number:

08986R101

CUSIP No. 08986R101	Page 6 of 9 Pages

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership:

(a)	Amount beneficially owned:

Incorporated by reference to Item 9 of the cover page pertaining to each Reporting Person.

Each of the Reporting Persons disclaims any beneficial ownership of these shares, and this report shall not be deemed an admission that any of the Reporting Persons are the beneficial owner of the shares for purposes of Section 13 or for any other purpose, except to the extent of their pecuniary interest therein.

(b)	Percent of class:

Incorporated by reference to Item 11 of the cover page pertaining to each Reporting Person.

CUSIP No. 08986R101	Page 7 of 9 Pages

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote:

Incorporated by reference to Item 5 of the cover page pertaining to each Reporting Person.

(ii)	Shared power to vote or direct the vote:

Incorporated by reference to Item 6 of the cover page pertaining to each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

Incorporated by reference to Item 7 of the cover page pertaining to each Reporting Person.

(iv)	Shared power to dispose or direct the disposition of:

Incorporated by reference to Item 8 of the cover page pertaining to each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Owners of accounts managed by Kovitz Investment Group, LLC have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13G relates.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of a Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 08986R101	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information reported in this statement is true, complete and correct.

Dated: February 10, 2012

KOVITZ INVESTMENT GROUP, LLC

By:	/s/ Mitchell A. Kovitz
Name: Mitchell A. Kovitz Title: Chief Executive Officer

MITCHELL A. KOVITZ

By:	/s/ Mitchell A. Kovitz
Name: Mitchell A. Kovitz

JONATHAN A. SHAPIRO

By:	/s/ Jonathan A. Shapiro
Name: Jonathan A. Shapiro

CUSIP No. 08986R101	Page 9 of 9 Pages

Exhibits

99.1	Joint Filing Agreement, dated February 10, 2012, by and among Kovitz Investment Group, LLC, Mitchell A. Kovitz and Jonathan A. Shapiro.